Terms supplement to the prospectus dated April 17, 2026, the prospectus supplement dated April 17, 2026, the product supplement no. 3-I dated April 17, 2026 and the underlying supplement no. 5-I dated April 17, 2026

Registration Statement
Nos. 333-293684 and 333-293684-01
Dated July 9, 2026
Rule 424(b)(3)

North America Structured Investments

J.P.Morgan

10yNC3y Auto Callable Review Notes Linked to the MerQube US Tech+ Vol Advantage Index

The following is a summary of the terms of the notes offered by the preliminary pricing supplement hyperlinked below.

Index Overview

The MerQube US Tech+ Vol Advantage Index (the "Index") attempts to provide a dynamic rules-based exposure to the underlying asset to which the Index is linked (the "Underlying Asset"), while targeting a level of implied volatility, with a maximum exposure to the Underlying Asset of 500% and a minimum exposure to the Underlying Asset of 0%. Since February 9, 2024 (the "Amendment Effective Date"), the Underlying Asset has been an unfunded position in the Invesco QQQ Trust℠, Series 1 (the "QQQ Fund"), calculated as the excess of the total return of the QQQ Fund over a notional financing cost. Prior to the Amendment Effective Date, the Underlying Asset was an unfunded rolling position in E-Mini Nasdaq-100 futures. The Index is subject to a 6.0% per annum daily deduction, and the performance of the Underlying Asset is subject to a notional financing cost deducted daily. The investment objective of the QQQ Fund is to seek to track the investment results, before fees and expenses, of the Nasdaq-100 Index®.

Summary of Terms

Issuer:	JPMorgan Chase Financial Company LLC
Guarantor:	JPMorgan Chase & Co.
Minimum Denomination:	$1,000
Index (Index Ticker):	The MerQube US Tech+ Vol Advantage Index (Bloomberg ticker: MQUSTVA). The level of the Index reflects a deduction of 6.0% per annum that accrues daily, and the performance of the QQQ Fund is subject to a notional financing cost that accrues daily.
Pricing Date:	July 14, 2026
Final Review Date:	July 14, 2036
Maturity Date:	July 17, 2036
Review Dates:	Monthly (after an initial one-year non-call period)
Call Value:	100.00% of the Initial Value
CUSIP:	46661C2N5
Preliminary Pricing Supplement:	http://sp.jpmorgan.com/document/cusip/46661C2N5/doctype/Product_Termsheet/document.pdf
Estimated Value:	The estimated value of the notes, when the terms of the notes are set, will not be less than $900.00 per $1,000 principal amount note. For information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, please see the hyperlink above.

Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

Automatic Call

If the closing level of the Index on any Review Date is greater than or equal to the Call Value, the notes will be automatically called for a cash payment, for each $1,000 principal amount note, equal to (a) $1,000 *plus* (b) the Call Premium Amount applicable to that Review Date, payable on the applicable Call Settlement Date. No further payments will be made on the notes.

Review Date	Call Premium*	Review Date	Call Premium*	Review Date	Call Premium*	Review Date	Call Premium*
1st	at least 36.00%	22nd	at least 57.00%	43rd	at least 78.00%	64th	at least 99.00%
2nd	at least 37.00%	23rd	at least 58.00%	44th	at least 79.00%	65th	at least 100.00%
3rd	at least 38.00%	24th	at least 59.00%	45th	at least 80.00%	66th	at least 101.00%
4th	at least 39.00%	25th	at least 60.00%	46th	at least 81.00%	67th	at least 102.00%
5th	at least 40.00%	26th	at least 61.00%	47th	at least 82.00%	68th	at least 103.00%
6th	at least 41.00%	27th	at least 62.00%	48th	at least 83.00%	69th	at least 104.00%
7th	at least 42.00%	28th	at least 63.00%	49th	at least 84.00%	70th	at least 105.00%
8th	at least 43.00%	29th	at least 64.00%	50th	at least 85.00%	71st	at least 106.00%
9th	at least 44.00%	30th	at least 65.00%	51st	at least 86.00%	72nd	at least 107.00%
10th	at least 45.00%	31st	at least 66.00%	52nd	at least 87.00%	73rd	at least 108.00%
11th	at least 46.00%	32nd	at least 67.00%	53rd	at least 88.00%	74th	at least 109.00%
12th	at least 47.00%	33rd	at least 68.00%	54th	at least 89.00%	75th	at least 110.00%
13th	at least 48.00%	34th	at least 69.00%	55th	at least 90.00%	76th	at least 111.00%
14th	at least 49.00%	35th	at least 70.00%	56th	at least 91.00%	77th	at least 112.00%
15th	at least 50.00%	36th	at least 71.00%	57th	at least 92.00%	78th	at least 113.00%
16th	at least 51.00%	37th	at least 72.00%	58th	at least 93.00%	79th	at least 114.00%
17th	at least 52.00%	38th	at least 73.00%	59th	at least 94.00%	80th	at least 115.00%
18th	at least 53.00%	39th	at least 74.00%	60th	at least 95.00%	81st	at least 116.00%
19th	at least 54.00%	40th	at least 75.00%	61st	at least 96.00%	82nd	at least 117.00%
20th	at least 55.00%	41st	at least 76.00%	62nd	at least 97.00%	83rd	at least 118.00%
21st	at least 56.00%	42nd	at least 77.00%	63rd	at least 98.00%	84th	at least 119.00%
						Final	at least 120.00%

Payment at Maturity

If the notes have not been automatically called, you will receive the principal amount of your notes at maturity.

If the notes have not been automatically called, you are entitled to repayment of principal in full at maturity, subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co.

Investing in the notes linked to the Index involves a number of risks. See "Selected Risks" on page 2 of this document, "Risk Factors" in the prospectus supplement and the relevant product supplement and underlying supplement and "Selected Risk Considerations" in the relevant pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document or the relevant product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

Hypothetical Examples of Amounts Payable upon Automatic Call or at Maturity**

Index Return at Review Date	Total Return at First Review Date	Total Return at Twenty-Eighth Review Date	Total Return at Fifty-Sixth Review Date	Total Return at Final Review Date
100.00%	36.00%	63.00%	91.00%	120.00%
80.00%	36.00%	63.00%	91.00%	120.00%
40.00%	36.00%	63.00%	91.00%	120.00%
20.00%	36.00%	63.00%	91.00%	120.00%
10.00%	36.00%	63.00%	91.00%	120.00%
0.00%	36.00%	63.00%	91.00%	120.00%
-5.00%	N/A	N/A	N/A	0.00%
-10.00%	N/A	N/A	N/A	0.00%
-20.00%	N/A	N/A	N/A	0.00%
-30.00%	N/A	N/A	N/A	0.00%
-40.00%	N/A	N/A	N/A	0.00%
-50.00%	N/A	N/A	N/A	0.00%
-60.00%	N/A	N/A	N/A	0.00%
-80.00%	N/A	N/A	N/A	0.00%
-100.00%	N/A	N/A	N/A	0.00%

* In each case, to be determined on the Pricing Date, but not less than the applicable minimum Call Premium listed.

** Not all Review Dates reflected. Reflects a Call Premium of 12.00% per annum. The Call Premium will be determined on the Pricing Date and will not be less than 12.00% per annum.

The "total return" as used above is the number, expressed as a percentage, that results from comparing the payment on the applicable payment date per $1,000 principal amount note to $1,000.

The hypothetical returns on the notes shown above apply only if you hold the notes for their entire term or until automatically called. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns shown above would likely be lower.

Capitalized terms used but not defined herein shall have the meanings set forth in the preliminary pricing supplement.

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com Selected Risks Risks Relating to the Notes Generally • If the notes have not been automatically called, the notes will not pay more than the principal amount at maturity. • The level of the Index will include a 6.0% per annum daily deduction. • The level of the Index will include the deduction of a notional financing cost. • Any payment on the notes is subject to the credit risks of JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. Therefore the value of the notes prior to maturity will be subject to changes in the market’s view of the creditworthiness of JPMorgan Chase Financial Company LLC or JPMorgan Chase & Co. • As a finance subsidiary, JPMorgan Chase Financial Company LLC has no independent activities and has limited assets. • The appreciation potential of the notes is limited to any Call Premium Amount paid on the notes. • The automatic call feature may force a potential early exit. • No interest payments, dividend payments or voting rights. • Lack of liquidity: J.P. Morgan Securities LLC (who we refer to as JPMS) intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal. • The tax consequences of the notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes. Risks Relating to Conflicts of Interest • Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of J.P. Morgan or its affiliates could result in substantial returns for J.P. Morgan and its affiliates while the value of the notes declines. • Our affiliate, JPMS, worked with MerQube (the “Index Sponsor”) in developing the guidelines and policies governing the composition and calculation of the Index. Selected Risks (continued) Risks Relating to the Estimated Value and Secondary Market Prices of the Notes • The estimated value of the notes will be lower than the original issue price (price to public) of the notes. • The estimated value of the notes does not represent future values and may differ from others’ estimates. • The estimated value of the notes is determined by reference to an internal funding rate. • The value of the notes, which may be reflected in customer account statements, may be higher than the then - current estimated value of the notes for a limited time period. Risks Relating to the Index • The Index Sponsor may adjust the Index in a way that affects its level, and the Index Sponsor has no obligation to consider your interests. • The Index may not be successful or outperform any alternative strategy that might be employed in respect of the Underlying Asset. • The Index may not approximate its target volatility. • The Index is subject to risks associated with the use of significant leverage. • The Index may be adversely affected by a “volatility drag” effect. • The Index may be significantly uninvested. • An investment in the notes will be subject to risks associated with non - U.S. securities. • The QQQ Fund is subject to management risk. • The performance and market value of the QQQ Fund, particularly during periods of market volatility, may not correlate with the performance of the QQQ Fund’s underlying index as well as the net asset value per share. • Hypothetical back - tested data relating to the Index do not represent actual historical data and are subject to inherent limitations, and the historical and hypothetical back - tested performance of the Index are not indications of its future performance. • The Index was established on June 22, 2021 and may perform in unanticipated ways. Additional Information Any information relating to performance contained in these materials is illustrative and no assurance is given that any indic ati ve returns, performance or results, whether historical or hypothetical, will be achieved. These terms are subject to change, and J.P. Morgan undertakes no duty to update this information. This document shall be amended, s upe rseded and replaced in its entirety by a subsequent preliminary pricing supplement and/or pricing supplement, and the documents referred to therein. In the event any inconsistency between the information pres ent ed herein and any such preliminary pricing supplement and/or pricing supplement, such preliminary pricing supplement and/or pricing supplement shall govern. Past performance, and especially hypothetical back - tested performance, is not indicative of future results. Actual performance m ay vary significantly from past performance or any hypothetical back - tested performance. This type of information has inherent limitations and you should carefully consider these limitations before placing reliance on such information. IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion o f U .S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Cha se & Co. of any of the matters addressed herein or for the purpose of avoiding U.S. tax - related penalties. Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisers as to the se matters. This material is not a product of J.P. Morgan Research Departments. North America Structured Investments 10yNC3y Auto Callable Review Notes Linked to the MerQube US Tech+ Vol Advantage Index The risks identified above are not exhaustive. Please see “Risk Factors” in the prospectus supplement and the applicable prod uct supplement and underlying supplement and “Selected Risk Considerations” in the applicable preliminary pricing supplement for additional information.